Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-154915, 333-160942, 333-174174 and 333-188530 on Form S-8 and Registration Statement No. 333-180662 on Form S-4 of our reports dated March 15, 2016, relating to the consolidated financial statements of A.M. Castle & Co. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s election to change its method of accounting for its United States metals inventory from the last-in first-out method to the average cost method), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of A.M. Castle & Co. and subsidiaries for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
March 15, 2016

E - 91